UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

Commission File Number: 1-1927

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES
(Full title of the Plan)

THE GOODYEAR TIRE & RUBBER COMPANY
(Name of Issuer of the Securities)

200 Innovation Way
Akron, Ohio 44316-0001
(Address of Issuer’s Principal Executive Office)

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES

ITEM 1.	Not applicable.

ITEM 2.	Not applicable.

ITEM 3.	Not applicable.

ITEM 4.	FINANCIAL STATEMENTS OF THE PLAN

The Financial Statements of The Goodyear Tire & Rubber Company Employee Savings Plan for Salaried Employees (the “Plan”) as of December 31, 2024 and 2023 and for the fiscal year ended December 31, 2024, together with the report of Bober, Markey, Fedorovich & Company, independent registered public accounting firm, are attached to this Annual Report on Form 11-K as Annex A, and are by specific reference incorporated herein and filed as a part hereof. The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

EXHIBITS.

EXHIBIT 23.1.	Consent of Bober, Markey, Fedorovich & Company, independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

THE GOODYEAR TIRE & RUBBER COMPANY

Plan Administrator of THE GOODYEAR TIRE &
RUBBER COMPANY EMPLOYEE SAVINGS PLAN
FOR SALARIED EMPLOYEES

June 5, 2025
	By:	/s/ Margaret V. Snyder
Margaret V. Snyder, Vice President and Controller

ANNEX A TO
FORM 11-K
THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN
FOR SALARIED EMPLOYEES

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

December 31, 2024 and 2023

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN
FOR SALARIED EMPLOYEES

Note: Certain schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
The Goodyear Tire & Rubber Company Employee Savings Plan for
Salaried Employees
Akron, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Goodyear Tire & Rubber Company Employee Savings Plan for Salaried Employees (the “Plan”) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2004.

/s/ Bober, Markey, Fedorovich & Company
Akron, Ohio

June 5, 2025

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN
FOR SALARIED EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2024 and 2023

(Dollars in Thousands)
	2024	2023
Plan's Interest in Commingled Trust:
Measured at Fair Value	$2,132,232	$1,934,202
Measured at Contract Value	300,106	337,986
Total	2,432,338	2,272,188
Pooled Separate Account at Fair Value	1,213	4,647
Notes Receivable from Participants	45,280	40,644
Contribution Receivable - Employer	1,573	2,337
Contribution Receivable - Employee	1,089	1,927
Net Assets Available for Benefits	$2,481,493	$2,321,743

The accompanying notes are an integral part of these financial statements

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN
FOR SALARIED EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2024

(Dollars in Thousands)
Contributions:
Employee	$82,121
Employer	63,579
Total Contributions	145,700
Deductions:
Benefits Paid to Participants or Their Beneficiaries	274,519
Total Deductions	274,519
Interest from Notes Receivable from Participants	3,221
Net Investment Gain from Plan’s Interest in Commingled Trust	283,494
Net Investment Loss from Pooled Separate Account	(102)
Net Transfers from Other Plans	1,956
Net Increase in Net Assets Available for Benefits During the Year	159,750
Net Assets Available for Benefits at Beginning of Year	2,321,743
Net Assets Available for Benefits at End of Year	$2,481,493

The accompanying notes are an integral part of these financial statements.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN
FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accounts of The Goodyear Tire & Rubber Company Employee Savings Plan for Salaried Employees (the "Plan") are maintained on the accrual basis of accounting.

Plan Year
The Plan Year is a calendar year.

Trust Assets
All qualified savings plans sponsored by The Goodyear Tire & Rubber Company (the "Company" or “Goodyear”) and Cooper Tire & Rubber Company LLC (“Cooper”) in the United States maintain their assets in a master trust entitled The Goodyear Tire & Rubber Company Commingled Trust (the "Commingled Trust") administered by The Northern Trust Company (the “Trustee”). During 2024, the Company and Cooper sponsored five savings plans that participated in the Commingled Trust, including the Plan. The Company is the Plan Sponsor of the Plan. The Plan's divided interest in the Commingled Trust is presented in the accompanying financial statements in accordance with the allocation made by the Trustee.

Recordkeeper
Empower Retirement, the retirement services business of Great-West Financial, is the recordkeeper of the Plan.

Investment Valuation and Income Recognition
Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts (See Note 9). Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they initiated permitted transactions under the terms of the plan.

The fair value of investments held by the Commingled Trust is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date (See Note 8). The value of the Plan’s interest in the Commingled Trust is based on the beginning of the year value in the Commingled Trust plus actual contributions and allocated investment income (loss) less actual distributions and allocated administrative expenses. Investment income (loss) and investment expenses relating to the Commingled Trust are allocated on a daily basis to the Plan based on the Plan’s value in each applicable fund within the Commingled Trust.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN
FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Net appreciation (depreciation) includes the Commingled Trust’s gains and losses on investments bought, sold and held during the year.

Notes Receivable from Participants
The Plan document allows notes from participants.  These notes are reported at the unpaid principal balance plus accrued interest. Notes are deemed distributions by the Plan when they are determined to be in default.

Concentration of Credit Risk
The Stable Value Fund of the Commingled Trust invests part of the fund in investment contracts of financial institutions with strong credit ratings and has established guidelines relative to diversification and maturities that are intended to maintain stability and liquidity (See Note 9).

The Goodyear Stock Fund invests in the common stock of Goodyear. Significant changes in the price of Goodyear Stock can result in significant changes in the Net Assets Available for Benefits.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the basic financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future years.

Risk and Uncertainties
The Plan invests in various investment securities which are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Subsequent Events
The Plan has evaluated subsequent events through the date of issuance of the financial statements. There were no subsequent events which required recognition or disclosure in the financial statements, other than the event disclosed in Note 3.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN
FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

NOTE 2 - GENERAL DESCRIPTION AND OPERATION OF THE PLAN

Inception
The Plan is a defined contribution plan, which became effective July 1, 1984, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility
Salaried employees based in the United States are eligible to participate in the Plan after ninety days of continuous service with the Company. Employees of the Company who are covered by a collective bargaining agreement (unless the agreement provides for coverage under the Plan), work in a retail store location, as well as leased employees, are not eligible to participate in the Plan. Newly eligible employees and those employees who have not made an affirmative election with respect to employee deferrals are automatically enrolled at 5% of eligible compensation, with annual 1% incremental increases in elective deferrals up to 15% of eligible compensation, commencing on May 1 following their first full calendar year of participation unless the employee elects otherwise.

Vesting
Employee contributions are fully vested. Employer contributions vest after the participant has completed two years of continuous service with the Company.

Contributions
Eligible employees may elect to contribute from 1% to 50% of earnings, including wages, certain bonuses, commissions, overtime and vacation pay into the Plan, subject to certain limitations under the Internal Revenue Code (“IRC”). In addition, the Plan permits catch-up contributions by participants who have attained age 50 by December 31 of each year. Participating employees may elect to have their contributions invested in any of the funds available for investment under the Plan. The Company calculates and deducts employee contributions from earnings each pay period based on the percent elected by the employee or the automatic enrollment amount as applicable. Employees may change their contribution percent, including suspending contributions, at any time. The change will become effective as soon as administratively possible after it is submitted.

The Plan has been established under Section 401 of the IRC. Therefore, employee (except for Roth 401(k) and post-tax contributions) and employer contributions to the Plan are not subject to federal income withholding tax, but are taxable when withdrawn from the Plan unless rolled over to an individual retirement account or other eligible retirement plan.

All participants are entitled to elect their employee contributions to be on a pre-tax, post-tax or Roth 401(k) basis, subject to certain limitations under the IRC.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN
FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

The Plan provides a Company Retirement Contribution equal to 4% of eligible compensation and Company matching contribution equal to 50% of the first 4% of eligible compensation that the employee contributes to the Plan. Employees hired before April 1, 2007 are eligible for additional age-based Retirement Contributions of up to 6% of eligible compensation. Participants can elect to invest Company contributions in any of the investment options available for employee contributions. Participants may not elect to invest more than 10% of Company contributions in the Goodyear Stock Fund.

During 2024, $4,824,699 was transferred to the Plan as a transfer to a qualified replacement plan, related to the final reconciliation of annuitized participant data from the 2023 termination of the Cooper Tire & Rubber Company Spectrum Retirement Plan. The transfer was fully used to fund Company Retirement Contributions during 2024 and is included in Employer Contributions in the Statement of Changes in Net Assets Available for Benefits.

Participants may transfer amounts attributable to employee or employer contributions from one fund to the other on a daily basis subject to compliance with applicable trading policies of the Plan. Participants may not hold more than 10% of the portion of their account balance attributable to Company contributions, immediately after a transfer of funds, in the Goodyear Stock Fund.

Participant Accounts
A variety of funds have been established for investment by participants of their accounts under the Plan. All fund accounts are valued by the Trustee at the close of business following each business day.

Interest and dividends (in funds other than the Goodyear Stock Fund) are automatically reinvested in each participant's respective accounts and reflected in the unit value of the fund which affects the value of the participants' accounts.

Participants may elect to receive cash dividends on the Goodyear stock held in their employer match account. Such election results in a distribution to the participant. For the year ended December 31, 2024 total dividends paid on the Goodyear stock held were $0.

Plan Withdrawals and Distributions
Participants may take in-service distributions of vested amounts from their accounts if they:

•Attain the age of 59½, or
•Qualify for a financial hardship.

The Internal Revenue Service (“IRS”) issued regulations governing financial hardship. Under the IRS regulations, withdrawals are permitted for severe financial hardship.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN
FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

Participant vested amounts are eligible to be paid upon retirement, death or other termination of employment.

All withdrawals and distributions are valued as of the end of the day they are processed, and may be subject to income tax upon receipt. Any non-vested Company contributions are forfeited and applied to reduce future Company contributions and Plan expenses. As of December 31, 2024 and 2023, the Plan had forfeiture credits of $17,752 and $218,323, respectively.

Notes Receivable from Participants
Eligible employees may borrow money from their participant accounts. The minimum amount that can be borrowed is $1,000. The maximum amount that can be borrowed is the lesser of $50,000 reduced by the highest outstanding balance of any notes during the preceding twelve month period, or 50% of the participant's vested account balance, excluding the participant’s sub-account attributable to Company retirement contributions. Participants may have up to two notes outstanding at any time. The interest rate charged is a fixed rate established at the time of the application based on prime plus one percent (8.5% at December 31, 2024 and 9.5% at December 31, 2023).

Repayments, with interest, are made through payroll deductions. If a note is not repaid when due, the outstanding balance is treated as a taxable distribution from the Plan.

Rollovers
Employees, Plan participants, or former Plan participants may transfer eligible cash distributions from any other employer sponsored plan qualified under Section 401 of the IRC into the Plan by a direct transfer from such other plan.

Expenses
Expenses of administering the Plan are paid partly by the Company and partly by the Commingled Trust. Trustee's fees and brokerage commissions associated with the Goodyear Stock Fund are paid by the Company. Expenses related to the asset management of the investment funds and independent fiduciary of the Goodyear Stock Fund are paid from such funds which reduce the investment return reported and credited to participant accounts. Recordkeeping fees are paid from funds in which a participant invests.

The Professional Management Program offered by Advised Assets Group, LLC., an affiliate of Great-West Financial, is available to all participants. This program provides personalized portfolio management for participants who elect to delegate their investment decisions about fund choices within the Plan to a professional manager. Participation in the program is paid solely by enrolled participants. The expenses reduce the investment return reported and credited to enrolled participant accounts.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN
FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

Termination Provisions
The Company anticipates and believes that the Plan will continue without interruption, but reserves the right to discontinue the Plan. In the event of termination, the obligation of the Company to make further contributions ceases. All participants' accounts would then be fully vested with respect to Company contributions.

NOTE 3 – SUBSEQUENT EVENT

Effective January 1, 2025, participants hired prior to April 1, 2007 who were eligible for additional age-based Retirement Contributions are only eligible to receive a Company Retirement Contribution of 4% of eligible compensation.

NOTE 4 – RELATED PARTY TRANSACTIONS

An affiliate of the Trustee serves as the fund manager of the S&P 500 Index and Russell 1000 Growth Index Funds which are offered as investment funds available to participants under the Plan.

The Goodyear Stock Fund is designed for investment in common stock of the Company, except for short-term investments needed for Plan operations. During 2024, the price per share of Goodyear common stock on The Nasdaq Stock Market ranged from $7.63 to $14.70. The closing price per share of Goodyear common stock on The Nasdaq Stock Market was $9.00 at December 31, 2024 ($14.32 at December 31, 2023). The common stock of Goodyear and a Short-Term Investments Fund are the current investments of this fund.

NOTE 5 - TAX STATUS OF PLAN

The IRS has determined and informed the Company by a letter dated October 23, 2017 that the Plan is qualified and the trust established for the Plan is exempt from Federal Income Tax under the appropriate Sections of the IRC. The Company and Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN
FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2024 and 2023 to the Form 5500:

(Dollars in Thousands)	2024	2023
Net Assets Available for Benefits per the Financial Statements	$2,481,493	$2,321,743
Adjustment from Contract Value to Fair Value for Fully Benefit-Responsive Investment Contracts	(15,558)	(17,476)
Amounts Allocated to Withdrawing Participants	(65)	(367)
Net Assets Available for Benefits per the Form 5500	$2,465,870	$2,303,900

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2024 to the Form 5500:

(Dollars in Thousands)
Benefits Paid to Participants per the Financial Statements	$274,519
Amounts Allocated to Withdrawing Participants at December 31, 2024	65
Amounts Allocated to Withdrawing Participants at December 31, 2023	(367)
Benefits Paid to Participants per the Form 5500	$274,217

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the plan year end, but not yet paid as of that date.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN
FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

The following is a reconciliation of net investment gain from the Plan’s interest in the Commingled Trust per the financial statements for the year ended December 31, 2024 to the Form 5500:

(Dollars in Thousands)
Net Investment Gain from Plan’s Interest in Commingled Trust per the Financial Statements	$283,494
Impact of Reflecting Fully Benefit-Responsive Investment Contracts at Fair Value	1,918
Net Investment Gain from Plan’s Interest in Commingled Trust per the Form 5500	$285,412

Fully benefit-responsive investment contracts are recorded at fair value on the Form 5500.

NOTE 7 - FINANCIAL DATA OF THE COMMINGLED TRUST

All of the Plan’s investments are in the Commingled Trust, which was established for the investment of plan assets, except for the investment in the Principal U.S. Property Pooled Separate Account. Each participating plan has a divided interest in the Commingled Trust. At December 31, 2024 and 2023, the Plan’s interest in the net assets of the Commingled Trust was approximately 67.4% and 67.3%, respectively.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN
FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

The Statements of Net Assets Available for Benefits of the Commingled Trust are as follows:

	December 31, 2024		December 31, 2023
(Dollars in Thousands)	Commingled Trust	Plan's Interest in Commingled Trust	Commingled Trust	Plan's Interest in Commingled Trust
Investments:
Investments at Fair Value:
Common Collective Trusts
NT Collective S&P 500 Index Fund	$709,312	$489,759	$619,304	$421,579
JP Morgan ACWI Ex US Fund	176,480	120,087	178,906	121,128
NT Collective Russell 1000 Growth Index Fund	270,329	193,921	213,130	150,349
Vanguard Fiduciary Trust Target Retirement Income Fund	53,960	38,478	59,151	42,579
Vanguard Fiduciary Trust Target Retirement 2025 Fund	300,910	195,144	318,050	203,970
Vanguard Fiduciary Trust Target Retirement 2035 Fund	521,599	331,931	476,874	308,488
Vanguard Fiduciary Trust Target Retirement 2045 Fund	399,470	274,710	346,319	239,753
Vanguard Fiduciary Trust Target Retirement 2055 Fund	172,351	120,790	141,424	100,260
Vanguard Fiduciary Trust Target Retirement 2065 Fund	47,348	27,952	33,026	19,536
Western Asset Core Plus Bond Fund	—	—	181,606	116,807
Victory Small Cap Value Collective Fund	—	—	35,027	29,031
Capital Group Employee Benefit Investment Trust	192,297	125,186	—	—
Short-Term Investments	14,124	8,944	17,860	11,713
Mutual Funds
JP Morgan Large Cap Value Fund	84,035	64,060	73,762	56,754
Carillon Eagle Growth & Income Fund	—	—	57,089	43,738
Blackrock Funds Advantage Small Cap Core Fund	94,802	74,890	—	—
Charles Schwab Self Directed Account - Mutual Funds	62,548	43,447	55,595	37,125
Common Stock of The Goodyear Tire & Rubber Company	35,250	23,558	47,983	31,917
Total Investments at Fair Value	3,134,815	2,132,857	2,855,106	1,934,727
Investments at Contract Value:
Investment Contracts (See Note 9)	475,251	300,106	523,979	337,986
Total Investments	3,610,066	2,432,963	3,379,085	2,272,713
Receivables:
Accrued Interest and Dividends	52	33	1,276	824
Total Receivables	52	33	1,276	824
Total Assets	3,610,118	2,432,996	3,380,361	2,273,537
Liabilities:
Pending Trades	(12)	(8)	(1,152)	(745)
Administrative Expenses Payable	(969)	(650)	(905)	(604)
Total Liabilities	(981)	(658)	(2,057)	(1,349)
Net Assets Available for Benefits	$3,609,137	$2,432,338	$3,378,304	$2,272,188

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN
FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

Net investment gain for the Commingled Trust is as follows:

(Dollars in Thousands)	Year Ended December 31, 2024
Net Appreciation in Fair Value of Investments	$395,821
Interest and Dividends	18,109
Investment Gain	413,930
Administrative Expenses	(2,305)
Net Investment Gain	$411,625

NOTE 8 - FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are classified using the following hierarchy, which is based upon the transparency of inputs to the valuation as of the measurement date:

•Level 1 – Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets.
•Level 2 – Valuation is based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
•Level 3 – Valuation is based upon other unobservable inputs that are significant to the fair value measurement.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN
FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

The Commingled Trust’s assets and pooled separate accounts measured at fair value on a recurring basis are as follows:

	December 31, 2024
(Dollars in Thousands)	Level 1	Level 2	Level 3	Total
Mutual Funds	$241,385	$—	$—	$241,385
Common Stock	35,250	—	—	35,250
Total Assets in the Fair Value Hierarchy	$276,635	$—	$—	276,635
Investments Measured at Net Asset Value:
Common Collective Trusts				2,858,180
Total Investments at Fair Value				$3,134,815

	December 31, 2023
	Level 1	Level 2	Level 3	Total
Mutual Funds	$186,446	$—	$—	$186,446
Common Stock	47,983	—	—	47,983
Total Assets in the Fair Value Hierarchy	$234,429	$—	$—	234,429
Investments Measured at Net Asset Value:
Common Collective Trusts				2,620,677
Total Investments at Fair Value				$2,855,106

The Plan directly held $1,212,586 and $4,646,912 in a pooled separate account at December 31, 2024 and 2023, respectively, which was valued using net asset value.

The classification of fair value measurements within the hierarchy is based upon the lowest level of input that is significant to the measurement. Investments that were measured at net asset value (“NAV”) per share are not classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to total investments at fair value of the Commingled Trust. Valuation methodologies used for assets measured at fair value are as follows:

Mutual Funds: Valued at the NAV of shares held by the Commingled Trust at year end, as determined by the closing price reported on the active market on which the individual securities are traded.

Common Stock: Valued at the year-end closing price reported on the active market on which the individual securities are traded.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN
FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

Common Collective Trusts: Valued at the NAV of units held by the Commingled Trust at year end. The NAV, as provided by the trustee of each common collective trust fund, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by each fund less its liabilities. This practical expedient would not be used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. If the plan were to initiate a full redemption of any common collective trust, each investment advisor reserves the right to temporarily delay withdrawal to ensure that securities liquidation will be carried out in an orderly business manner. The common collective trust funds had a fair value of approximately $2,858,180,000 and $2,620,677,000 as of December 31, 2024 and 2023, respectively, with no unfunded commitments, daily pricing frequency, and full redemption notice periods that extend no greater than 30 days.

Pooled Separate Account: The fair value of the investment in this category has been estimated using the net asset value (NAV) per unit provided by the administrator of the fund as a practical expedient. The NAV is not a publicly quoted price in an active market. The Principal U.S. Property Pooled Separate Account had a value of $1,212,586 and $4,646,912 at December 31, 2024 and 2023, respectively, and a withdrawal limitation effective after market close on July 1, 2023, which will be lifted when the account has sufficient liquidity, but no longer than three years from the effective date.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 9 - INVESTMENT CONTRACTS

One investment fund available under the Commingled Trust is the Stable Value Fund, which has entered into benefit-responsive guaranteed investment contracts and wrapper contracts with various financial institutions. The Stable Value Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The value of the Commingled Trust’s investment in the Stable Value Fund was approximately $475,251,000 and $523,979,000 as of December 31, 2024 and 2023, respectively.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN
FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

As described in Note 1, because the guaranteed investment contracts held by the Commingled Trust are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contracts. Contract value, as reported to the Commingled Trust by the manager of the Stable Value Fund, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon individually with the issuers.

The Stable Value Fund has purchased wrapper contracts from the financial institutions. The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the fund for underlying investments). The issuers of the wrapper contracts provide assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the Commingled Trust elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. The events described above that could result in the payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

The wrapper contracts do not permit the issuers to terminate the contracts unless the Plan loses its qualified status, has incurred material breaches of responsibilities, or material and adverse changes occur to the provisions of the Plan.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN
FOR SALARIED EMPLOYEES
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2024
Employer Identification Number: 34-0253240, Plan Number: 004

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower lessor or similar party	Description of investment including maturity date, rate of interest, collateral par, or maturity value	Cost	Current Value

*	Notes Receivable from Participants	3.25% - 10.5%	$ -	$45,279,990
	Principal Life Insurance Company	7,581 units, U.S. Property Separate Account	**	$1,212,586

Note: This schedule excludes the Plan's interest in the Commingled Trust, which is not required to be reported on the schedule pursuant to the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

* Represents a party-in-interest to the Plan, as defined by ERISA.
**Cost is not a required disclosure on participant directed investments.